June 8, 2026

Eric Hines
Chief Executive Officer
Milestone Scientific Inc.
425 Eagle Rock Avenue, Suite 403
Roseland, NJ 07068

        Re: Milestone Scientific Inc.
            Registration Statement on Form S-3
            Filed June 02, 2026
            File No. 333-296423
Dear Eric Hines:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Lawrence Bell, Esq.